ELKINS PARK, PA - November 17, 1994 . . . Mortgage and Realty Trust
(NYSE:MRT) announced today that it had reached an agreement in principle with a substantial number of holders of MRT's Senior Secured Uncertificated Notes due 1995 on the terms of a restructuring of the Secured Notes.

     Pursuant to the agreement in principle, holders of the Secured Notes in the aggregate principal amount of $290 million plus accrued interest of $41.7 million through December 31, 1994 will receive under a prepackaged plan of reorganization under Chapter 11 of the United States Bankruptcy Code, as amended, $110 million of new senior secured notes due 2002, approximately $50 million in cash and 97% of the restructured equity of MRT (or substantially all the restructured equity if holders of MRT's outstanding common shares do not vote to accept the prepackaged plan). If holders of MRT's outstanding common shares vote to accept the prepackaged plan, such holders will retain 3% of the equity of the restructured MRT. The agreement in principle anticipates that the new senior secured notes will mature in 2002 and bear interest at the rate of 11-1/8% per annum. It is also anticipated that holders of unsecured claims will receive cash in the allowed amount of their claims. It is contemplated that MRT will prepare a "shelf" registration statement for the new securities issued pursuant to the prepackaged plan.

     MRT's agreement to pursue the restructuring proposal is subject to a number of conditions and MRT intends to effect the restructuring through a "prepackaged" Chapter 11 bankruptcy. At this time there can be no assurance that MRT will receive such support for the restructuring or that the other conditions to consummation of the proposed restructuring will be satisfied.

     Other details of the agreement, including the additional conditions to commencement and consummation of the restructuring, were not announced pending the filing of proxy solicitation materials with the SEC and distribution of a disclosure statement for the solicitation of votes for the prepackaged plan to holders of MRT's outstanding securities. No consents will be accepted other than pursuant to such disclosure statement and proxy statement. The advisors to MRT and the various holders of Secured Notes are negotiating additional terms of the new debt securities to be received by the Secured Note holders under the prepackaged plan, as well as the formal documentation necessary to the restructuring. Details of the agreement in principle will be disclosed in that formal documentation.

     MRT is a self-administered real estate investment trust with a portfolio of over $309 million of commercial, industrial and other real estate assets. MRT has offices in Elkins Park, Pennsylvania and Burbank, California.

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